Exhibit 99.2

EKSPORT

FINANS

NORWAY

Fourth quarter report 2013

Eksportfinans ASA

Financial highlights 3

Comments from the CEO 4

Report from the board of directors 4

Results 4

Balance sheet 6

Export lending 6

Local government lending 6

Securities 6

Funding 7

Liquidity 7

Regulatory framework 8

Administrative matters 8

Events after the balance sheet date 8

Prospects for 2014 8

Condensed statement of comprehensive income 9

Condensed balance sheet 10

Condensed statement of changes in equity 11

Condensed cash flow statement 12

Notes to the condensed financial statements 13

Cover photo: Rune Rimmereide Nilsen

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited

Financial highlights

The information for the fourth quarters and the years ended December 31, 2013 and 2012 are unaudited.

Fourth quarter The year

(NOK million) 2013 2012 2013 2012

Net interest income 172 258 697 1,244

Total comprehensive income 1) (1,616) (4,821) (4,850) (17,717)

Return on equity 2) (50.2%) (99.7%) (33.4%) (68.6%)

Net return on average assets and liabilities 3) 0.54% 0.58% 0.46% 0.66%

Net operating expenses / average assets 4) 0.10% 0.03% 0.12% 0.05%

Total assets 100,793 157,406 100,793 157,406

Loans outstanding 5) 58,568 87,509 58,568 87,509

Public sector borrowers or guarantors 6) 33.2% 40.0% 33.2% 40.0%

Core capital adequacy 36.8% 25.0% 36.8% 25.0%

Capital adequacy 38.1% 28.0% 38.1% 28.0%

Exchange rate NOK/USD 7) 6.0837 5.5664 6.0837 5.5664

Definitions

1. Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 7,379 million for the year ended 2013 compared to net losses of NOK 25,816 million for the year ended 2012. For the fourth quarter of 2013 net losses on financial instruments at fair value amount to NOK 2,440 million compared to net losses on financial instruments at fair value of NOK 6,951 million in the fourth quarter of 2012.

2. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).

3. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).

4. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).

5. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying unaudited condensed financial statements.

6. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.

7. Exchange rate at balance sheet date.

Fourth quarter report 2013 3

Comments from the CEO

Photo: Sturlason

Gisèle Marchand, president and CEO

Eksportfinans maintained its focus on stable and predictable business operations throughout 2013; pursuing the strategy established in 2012. The company continued to actively manage its extensive loan portfolio along with other assets and liabilities.

As expected, the size of the company’s balance sheet decreased in 2013. The lower level of interest generating assets, in addition to a more normalized market for basis swaps and reduced credit spreads, led to a reduction of net interest income compared to the year before. Nonetheless, due to a long-term risk management strategy of prudent asset and liability management, I am satisfied that our liquidity situation remains healthy and our capital base remains solid.

More than five years ago, in the aftermath of the turbulence in the European financial markets, we initiated legal action against Glitnir Banki HF. The case reached a final verdict in late 2013 in favor of Eksportfinans, leading to realized profits of approximately NOK 200 million after taxes.

Entering 2014, I am happy to observe the loyalty and motivation of my staff. Indeed, I perceive relationships with employees, investors, borrowers and owners alike to be positive. This has allowed daily operations to proceed according to plan.

Report from the board of directors

Results

Fourth quarter 2013

The performance in the fourth quarter of 2013 lifted the results for the year, with earnings higher than for the corresponding period of 2012. This was mainly due to the Icelandic supreme court ruling related to the Glitnir exposure. Interest income, however, was lower than for the same period of 2012 as a result of a lower level of interest generating assets combined with reduced credit spreads and reduced margins, mainly on basis swap contracts (contracts where cash flows at market rates in USD and NOK are exchanged). Net interest income amounted to NOK 172 million for the period, compared to NOK 258 million for the fourth quarter of 2012.

Total comprehensive income was negative NOK 1,616 million for the fourth quarter of 2013. The comparable figure was negative NOK 4,821 million for the fourth quarter of 2012. The decrease was due to lower unrealized losses on Eksportfinans’ own debt (as explained in the section Net other operating income) in the fourth quarter of 2013, compared to the fourth quarter of 2012.

Net profit excluding unrealized gains and losses and excluding realized gains/losses hedged by the Portfolio Hedge Agreement (the “PHA”) (see page 6) was NOK 261 million for the fourth quarter of 2013, compared to NOK 188 million for the corresponding period of 2012.

The year 2013

Net interest income was NOK 697 million for 2013. This was NOK 547 million lower than for the same period in 2012. The decrease is due to the reasons explained above for the fourth quarter of 2013.

Net return on average assets and liabilities (see Financial highlights on page 3) was 0.46 percent for 2013, compared to 0.66 percent for 2012.

Profit/(loss) for the period

Total comprehensive income for 2013 was negative NOK 4,850 million, compared to negative NOK 17,717 million for 2012. The

Fourth quarter report 2013 4

negative figure is primarily due to reversal of previously unrealized gains on Eksportfinans' own debt. The improvement compared to 2012 relates to lower reversal of previously unrealized gains.

Return on equity was negative 33,4 percent for 2013, compared to negative 68.6 percent for 2012. This change was also due to the debt-related unrealized losses.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt.

Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 566 million in 2013. This was a decrease of NOK 301 million compared to 2012. The main reason for this decrease is the reduced net interest income.

Net other operating income

Net other operating income was negative NOK 7,376 million for 2013 compared to negative NOK 25,759 million for 2012.

The main reason for this change is the large fluctuation in the market prices of Eksportfinans' own debt. These prices fell following the decision by the Norwegian government on November 18, 2011 to establish a state-funded export financing scheme and the consequent rating downgrades of Eksportfinans. In 2012 and 2013 the market prices of Eksportfinans' own debt have recovered, leading to unrealized losses for the company. In 2013 the market prices have been more stable than in 2012.

These market fluctuations have led to large changes in the fair value of Eksportfinans' own debt. In 2013, unrealized losses (reversal of unrealized gains) on Eksportfinans' own debt amounted to NOK 13,881 million compared to unrealized losses (reversal of unrealized gains) of NOK 38,127 million in 2012 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 7,708 million in 2013 compared to an unrealized loss of NOK 26,028 million in 2012 (see note 15 to

Table: Non-IFRS profit for the period

	Fourth quarter		The year	
(NOK million)	2013	2012	2013	2012
Comprehensive income according to IFRS	(1,616)	(4,821)	(4,850)	(17,717)
Net unrealized losses/(gains)	2,459	6,945	7,354	25,813
Unrealized gains/(losses) related to Iceland [1]	255	12	276	26
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA) [2]	0	0	0	(26)
Tax effect of the items above	(838)	(1,948)	(2,214)	(7,227)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	261	188	566	867
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [3]	14.5%	11.2 %	8.0%	13.6 %

1. Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2. Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA.
3. Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Fourth quarter report 2013 5

the accompanying unaudited condensed financial statements). The cumulative unrealized gain on Eksportfinans’ own debt, net of derivatives, is NOK 8,334 million as of December 31, 2013, compared to NOK 15,962 million as of December 31, 2012.

Total operating expenses

Total operating expenses amounted to NOK 165 million in 2013, compared to NOK 144 million in 2012. The reasons for this increase are changes in assumptions in the actuarial calculations, leading to very low pension expenses in 2012, and relatively high expenses related to litigation issues in 2013. Besides this, Eksportfinans has optimized and reduced its number of staff as per July 1, 2012, contributing to a reduction in total salary expenses. The key ratio of net operating expenses in relation to average assets was 0.12 percent for 2013, compared to 0.05 percent for the corresponding period of 2012. Included in the figures for 2012 is the income from the fee-based agreement with the Ministry of Trade and Industry (the “Ministry”) in which Eksportfinans had a mandate to arrange loans on behalf of the Ministry until July 1, 2012 (NOK 8.6 million per month). This fee was booked as other income, which is deducted from operating expenses when calculating the key ratio of net operating expenses relative to average assets (see footnote 4 to Financial Highlights).

Balance sheet

Total assets amounted to NOK 101 billion at December 31, 2013, compared to NOK 157 billion at December 31, 2012. The reduction was mainly due to the limitations on new lending business since November 18, 2011 and repayments on the current debt portfolio.

Outstanding bond debt was NOK 76 billion at December 31, 2013, compared to NOK 113 billion at December 31, 2012. The main reason for the decrease was maturing debt.

The capital adequacy ratio was 38,1 percent at December 31, 2013, compared to 28.0 percent at December 31, 2012. The core capital adequacy ratio was 36.8 percent at December 31, 2013, compared to 25.0 percent at December 31, 2012. The increase in the capital adequacy ratios was mainly due to core earnings combined with a lower risk-weighted balance. The Norwegian Financial Supervisory Authority of Norway (“NFSA”) has proposed new capital requirements regulations reflecting CRD IV. When implemented, these regulations are expected to have a significant impact on the capital ratios going forward, although still expected to be well above regulatory requirements.

The board has decided not to propose a dividend for 2013.

Export lending

Eksportfinans actively manages an extensive portfolio of export loans.

The volume of outstanding export loans was NOK 51.6 billion at December 31, 2013, compared to NOK 78.7 billion at December 31, 2012.

Local government lending

Eksportfinans’ involvement in local government lending totaled NOK 6.9 billion at December 31, 2013, compared to NOK 8.8 billion at December 31, 2012.

Securities

The total securities portfolio was NOK 26.5 billion at December 31, 2013, compared to NOK 41.8 billion at December 31, 2012. The reduction was due to scheduled repayments of Eksportfinans’ own debt.

The securities portfolio consists of two different sub-portfolios. The first is subject to a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (referred to herein as the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 7.5 billion at December 31, 2013, compared to NOK 11.6 billion at December 31, 2012. The PHA portfolio will largely be held to maturity. For further information on the PHA see Note 13 to the accompanying unaudited condensed financial statements and the company’s annual report on Form 20-F for the fiscal year ended December 31, 2012, (filed with the Securities

Fourth quarter report 2013 6

and Exchange Commission on April 23, 2013 ("the 2012 20-F")).

The fair value of the liquidity reserve portfolio was NOK 18.9 billion at December 31, 2013, compared to NOK 30.2 billion at December 31, 2012.

Funding

As foreseen, Eksportfinans did not have the need to seek new funding from the markets during 2013.

Liquidity

As at December 31, 2013, the company had liquidity reserves totaling NOK 32.7 billion, consisting of the liquidity reserve portfolio of NOK 18.9 billion, the PHA portfolio of NOK 7.5 billion and cash equivalents of NOK 6.3 billion.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term. A maturity analysis of financial liabilities based on both contractual and expected maturities is included in note 16 of the accompanying unaudited condensed financial statements.

The table below shows cumulative liquidity, as measured by short-term liquidity as of December 31, 2013, plus (i) the amounts of maturing loans and investments and minus (ii) the amounts of maturing bond debt, based on estimated maturities. During 2013, the liquidity position has been affected by foreign exchange rate conversions and adverse movements in key market risk factors, primarily on the debt portfolio. Market developments have been within the scenarios covered in the company's liquidity planning activities and liquidity reserves together with cash inflows from the lending portfolio are expected to cover anticipated liquidity needs going forward.

For structured bond issues with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. For the figures in the table, call and trigger dates as

Table: Estimated cumulative liquidity

(NOK million)	Estimated debt maturing [3]		Estimated loan receivables maturing [4]	Estimated investments maturing [5]	Estimated cumulative liquidity [6]
Short-term liquidity at Dec 31, 2013 [1]					25,102
2014	19,304		14,390	1,829	22,017
2015	13,130	[2]	12,002	297	21,186
2016	20,067		13,462	764	15,345
2017	7,992		5,038	1,327	13,718
2018	1,481		3,423	190	15,850
2019	2,751		3,630	659	17,388
2020	952		2,158	22	18,616
2021	2,659		1,232	380	17,569
2022	1,432		749	239	17,125
2023	1,168		427	310	16,694
Thereafter	12,426		1,656	2,705	8,629
Total	83,362		58,167	8,722	

1. Short-term liquidity is comprised of the sum of the Liquidity Reserve Portfolio (at fair value) and deposits
2. Includes the principal of JPY 15 billion (approximately NOK 869 million at exchange rates applicable at December 31, 2013) subordinated debt maturing in 2015. This debt is categorized as supplementary capital (lower tier II) according to the Norwegian capital adequacy regulations
3. Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations
4. Represents principal amount of loan receivables
5. Represents principal amount of investments in the PHA portfolio
6. Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at December 31, 2013

Fourth quarter report 2013 7

estimated in models are applied in the classification of the maturities.

Regulatory framework

In 2012, the NFSA granted extended time limits beyond December 31, 2012 for loans to five specific clients which would have been in breach of the regulations concerning the calculation of exposures to one single client from that date. The exemption periods were specific to each loan. The FSA also requested Eksportfinans to adapt to the statutory requirement as soon as possible to the extent it is able.

One loan remains in breach of the regulations as per December 31, 2013 and the related exemption period lasts until the loan has reached the regulatory level through scheduled repayments of principal.

Administrative matters

In the second half of 2013, Eksportfinans founded Eiendomsselskapet Dronning Mauds gate 15 AS (“EDM15”) for the sole purpose of owning and managing the office building formerly accounted for directly in Eksportfinans’ balance sheet. EDM15 is owned 100 percent by Eksportfinans.

Events after the balance sheet date

There are no events after the balance sheet date.

Prospects for 2014

Entering 2014, Eksportfinans’ operations are stable, liquidity is good and the capital base is solid. The company is pursuing the strategy established in 2012, actively managing its extensive loan portfolio and other assets and liabilities.

The situation in the international financial markets has stabilized over the last year, reducing general spreads through 2013. Along with a reduced size of the balance sheet and a tightening of credit spreads, this has contributed to a reduction in the company’s income from basis swaps and from its liquidity portfolio in the second half of the year. The board does not expect this level to fall sharply in the near future, but foresees a reduction of net interest income in 2014.

In 2012, an investor in Eksportfinans’ Japanese Samurai bonds filed a complaint with the Tokyo District Court, claiming that Eksportfinans is in default under these bonds. As stated by the company, Eksportfinans vigorously resists this action. On November 29, 2013 the judge announced that a verdict in the case would be announced on March 28, 2014.

Oslo, February 26, 2014

EKSPORTFINANS ASA

The board of directors

Fourth quarter report 2013 8

Unaudited

Condensed statement of comprehensive income

The information for the three months ended December 31, 2013 and 2012 are unaudited. The information as of and for the years ended December 31, 2013 and December 31, 2012 are derived from the Company’s audited consolidated financial statements as of and for the years ended December 31, 2013 and December 31, 2012.

Fourth quarter Full year

(NOK million) 2013 2012 2013 2012 Note

Interest and related income 667 1,015 3,101 4,720

Interest and related expenses 495 757 2,404 3,476

Net interest income 172 258 697 1,244

Commissions and income related to banking services 0 0 0 0

Commissions and expenses related to banking services 0 0 2 3

Net gains/(losses) on financial instruments at fair value (2,440) (6,951) (7,379) (25,816) 2,15

Other income 0 1 5 60

Net other operating income/(loss) (2,440) (6,950) (7,376) (25,759)

Total operating income (2,268) (6,692) (6,679) (24,515)

Salaries and other administrative expenses 58 6 138 118

Depreciations 5 5 18 18

Other expenses 3 3 9 8

Total operating expenses 66 14 165 144

Pre-tax operating loss (2,334) (6,706) (6,844) (24,659)

Taxes (731) (1,876) (1,996) (6,903)

Loss for the period (1,603) (4,830) (4,849) (17,756)

Other comprehensive income * (13) 9 (1) 39

Total comprehensive income (1,616) (4,821) (4,850) (17,717)

* Items that will not be reclassified to profit or loss

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2013 9

Unaudited

Condensed balance sheet

Dec 31, Dec 31,

(NOK million) 2013 2012 Note

Loans due from credit institutions 1) 17,704 26,410 4,6,7

Loans due from customers 2) 47,363 71,879 5,6,7

Securities 26,462 36,707 8

Repurchase receivable 3) 0 5,078 8,14

Financial derivatives 5,500 10,884

Intangible assets 5 9

Property, equipment and investment property 213 207 9

Other assets 3,546 6,232 10

Total assets 100,793 157,406

Deposits by credit institutions 0 4,476

Bond dept 75,843 112,543 11

Financial derivatives 5,145 9,343

Deferred tax liabilities 2,124 4,121

Taxes payable 0 317

Other liabilities 4,607 8,133 12

Provisions 97 108

Subordinated debt 902 990

Capital contribution securities 0 450

Total liabilities 88,718 140,481

Share capital 2,771 2,771

Share premium reserve 0 177

Reserve for unrealized gains 5,349 10,713

Other equity 3,955 3,264

Total shareholders’ equity 12,075 16,925

Total liabilities and shareholders’ equity 100,793 157,406

1) Of NOK 17,704 million at December 31, 2013, NOK 17,497 million is measured at fair value through profit or loss and NOK 207 million is measured at amortized cost. Of NOK 26,410 at December 31, 2012, NOK 26,125 million is measured at fair value through profit and loss and NOK 285 million is measured at amortized cost.

2) Of NOK 47,363 million at December 31, 2013, NOK 25,390 million is measured at fair value through profit or loss and NOK 21,973 million is measured at amortized cost. Of NOK 71,879 million at December 31, 2012, NOK 43,038 million is measured at fair value through profit or loss and NOK 28,842 million is measured at amortized cost.

3) Securities posted as collateral for a loan from one of the owner banks. See note 14 for details.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2013 10

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital	Share premium reserve [3]	Reserve unrealized gains [1]	Other equity [1]	Total equity
Equity at January 1, 2012	2,771	177	29,363	2,384	34,695
Equity adjustment at January 1, 2012 [2]	0	0	0	(52)	(52)
Actuarial gains					
and other comprehensive income	0	0	0	39	39
Profit/(loss) for the period	0	0	(18,650)	894	(17,756)
Equity at December 31, 2012	**2,771**	**177**	**10,713**	**3,264**	**16,925**
Equity at January 1, 2013	2,771	177	10,713	3,264	16,925
Share premium reserve [3]	0	(177)	0	177	0
Actuarial gains					
and other comprehensive income	0	0	0	(1)	(1)
Profit/(loss) for the period	0	0	(5,364)	515	(4,849)
Equity at December 31, 2013	**2,771**	**0**	**5,349**	**3,955**	**12,075**

1) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end.
2) Past actuarial losses (the corridor approach) in accordance with IAS19R.
3) As per 1 July 2013 the Public Limited Companies Act under Norwegian Law states that share premium reserve no longer is to be classified as restricted equity that cannot be paid out to owners without a shareholder resolution to reduce the share capital.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2013 11

Unaudited

Condensed cash flow statement

The year

(NOK million) 2013 2012 Note

Pre-tax operating profit/(loss) (6,844) (24,659)

Provided by operating activities:

Accrual of contribution from the Norwegian government (62) (337)

Unrealized losses/(gains) on financial instruments at fair value 7,354 25,812

Depreciation 18 18

Disbursement on loans 0 (923)

Principal collected on loans 33,247 31,555

Purchase of financial investments (trading) (27,506) (35,982)

Proceeds from sale or redemption of financial investments (trading) 44,752 37,322

Contribution paid by the Norwegian government 322 405

Taxes paid (318) (295)

Changes in:

Accrued interest receivable 491 384

Other receivables 2,981 (1,145)

Accrued expenses and other liabilities (4,743) (2,172)

Net cash flow from operating activities 49,692 29,983

Purchase of financial investments 0 (5,043)

Proceeds from sale or redemption of financial investments 3,167 11,556

Net cash flow from financial derivatives 1,112 1,642

Purchases of fixed assets (24) (13)

Net proceeds from sales of fixed assets 4 2

Net cash flow from investing activities 4,259 8,144

Change in debt to credit institutions (5,031) 4,404

Repayments of commercial paper debt 0 (5,372)

Principal payments on bond debt (52,170) (40,550)

Repayment of subordinated debt (503) 0

Net cash flow from financing activities (57,704) (41,518)

Net change in cash and cash equivalents *) (3,753) (3,391)

Cash and cash equivalents at beginning of period 9,265 13,403

Effect of exchange rates on cash and cash equivalents 742 (747)

Cash and cash equivalents *) at end of period 6,254 9,265

*) Cash equivalents are defined as bank deposits with maturity less than three months.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2013 12

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' fourth quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2012) are the same as those applied in Eksportfinans' annual financial statements of 2012, except as noted below. Those financial statements were approved for issue by the Board of Directors on April 11, 2013 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2012. These policies have been consistently applied to all the periods presented.

IFRS 13, 'Fair value measurement', has been applied as of January 1, 2013. The standard aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The impact of the new requirements has not had a material impact on the company.

IAS 19, 'Employee benefits', was amended in June 2011 and has been applied as of January 1, 2013. The impact on the company is as follows: to immediately recognize all actuarial gains or losses in other comprehensive income; to immediately recognize all past service costs; and to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). The amendment is applied retrospectively in the periods presented. The change in accounting principle has not had a material impact on the company's financial reporting.

The information for the three months and years ended December 31, 2013 and 2012 is unaudited. The information as of and for the year ended December 31, 2012 is derived from the Company's audited consolidated financial statements as of and for the year ended December 31, 2012.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2013	2012	2013	2012
Securities held for trading	13	9	18	43
Securities designated				
as at fair value at initial recognition	0	0	24	26
Financial derivatives	(15)	(16)	(117)	(71)
Other financial instruments at fair value [1]	21	1	50	(1)
Net realized gains/(losses)	**19**	**(6)**	**(25)**	**(3)**
Loans and receivables [2]	267	79	278	215
Securities [3]	94	175	197	1,169
Financial derivatives [4]	2,150	5,405	6,058	10,917
Commercial paper debt [5] [6]	0	(1)	0	(2)
Bond debt [5] [6]	(4,962)	(12,469)	(13,845)	(37,866)
Subordinated debt and capital contribution securities [5] [6]	(8)	(154)	(36)	(259)
Other	0	20	(7)	13
Net unrealized gains/(losses)	**(2,459)**	**(6,945)**	**(7,354)**	**(25,813)**
Net realized and unrealized gains/(losses)	**(2,440)**	**(6,951)**	**(7,379)**	**(25,816)**

1) Realized gains related to the Glitnir trial is included with NOK 17 mill as of December 31, 2013
2) Reversed previous loss related to the Glitnir trial, is included with a gain of NOK 264 mill as of December 31, 2013.

Fourth quarter report 2013 13

Unaudited

3) Net unrealized gains/(losses) on securities

Fourth quarter The year

(NOK million) 2013 2012 2013 2012

Securities held for trading 108 58 209 884

Securities designated as at fair value at initial recognition (14) 117 (12) 285

Total 94 175 197 1,169

4) The Portfolio Hedge Agreement entered into in March 2008, further described in note 15 of this report, is included with a loss of NOK 295 million as of December 31, 2013 and a loss of NOK 1,251 million as of December 31, 2012.

5) In 2013, Eksportfinans had an unrealized loss of NOK 13,881 million (loss of NOK 38,127 million in the corresponding period of 2012) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 7,708 million (loss of NOK 26,028 million in the same period of 2012).

6) In 2013, Eksportfinans had an unrealized loss of NOK 1,959 million of financial liabilities classified as level 2 in the fair value hierarchy (loss of NOK 9,623 million in the corresponding period of 2012). Of financial liabilities classified as level 3 in the fair value hierarchy, Eksportfinans had a loss of NOK 11,921 million (loss of NOK 28,504 million in the same period of 2012).

See note 15 for a presentation of the above table including effects from economic hedging.

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The company has adopted the standardized approach to capital requirements. For the company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk.

Risk-weighted assets and off-balance sheet items

(NOK million) Dec 31, 2013 Dec 31,2012

Book value Risk-weighted value Book value Risk-weighted value

Total assets 100,793 13,716 157,406 18,626

Off-balance sheet items 23 152

Operational risk 2,315 2,465

Total currency risk 362 0

Total risk-weighted value 16,416 21,243

The Company’s regulatory capital

(NOK million and

in percent of risk-weighted value) Dec 31, 2013 Dec 31,2012

Core capital 1) 6,040 36.8% 5,314 25.0%

Additional capital 2) 220 1.3% 628 3.0%

Total regulatory capital 6,260 38.1% 5,942 28.0%

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.

2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

Fourth quarter report 2013 14

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4. Loans due from credit institutions

(NOK million) Dec 31, 2013 Dec 31,2012

Cash equivalents 1) 6,254 9,265

Other bank deposits and claims on banks 3) (229) 1,105

Loans to other credit institutions, nominal amount (also included in note 6) 2) 11,765 16,435

Accrued interest and adjustment to fair value on loans (86) (395)

Total 17,704 26,410

1) Cash equivalents are defined as bank deposits with maturity of less than three months.

2) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 5,251 million at December 30, 2013 and NOK 7,648 million at December 31, 2012.

3) Due to temporary payment variations.

5. Loans due from customers

(NOK million) Dec 31, 2013 Dec 31,2012

Loans due from customers, nominal amount (also included in note 6) 46,803 71,074

Accrued interest and adjustment to fair value on loans 560 805

Total 47,363 71,879

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million) Dec 31, 2013 Dec 31,2012

Loans due from credit institutions 11,765 16,435

Loans due from customers 46,803 71,074

Total nominal amount 58,568 87,509

Commercial loans 36,967 59,158

Government-supported loans 21,601 28,351

Total nominal amount 58,568 87,509

Capital goods 13,678 23,973

Ships 21,630 34,148

Export-related and international activities *) 16,322 20,532

Direct loans to Norwegian local government sector 3,513 4,373

Municipal-related loans to other credit institutions 3,388 4,448

Loans to employees 37 35

Total nominal amount 58,568 87,509

*) Export-related and international activities consist of loans to the following categories of borrowers (next page):

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Unaudited

(NOK million) Dec 31, 2013 Dec 31,2012

Renewable energy 4,994 5,494

Shipping 3,446 4,284

Banking and finance 2,684 4,615

Consumer goods 1,831 2,275

Infrastructure 1,289 1,333

Real estate management 849 660

Environment 632 646

Oil and gas 596 1,223

Other categories 1 2

Total nominal amount 16,322 20,532

7. Loans past due or impaired

(NOK million) Dec 31, 2013 Dec 31,2012

Interest and principal installment 1-30 days past due 1 0

Not matured principal on loans with payments 1-30 days past due 0 0

Interest and principal installment 31-90 days past due 18 13

Not matured principal on loans with payments 31-90 days past due 106 61

Interest and principal installment more than 90 days past due 112 522

Not matured principal on loans with payments more than 90 days past due 86 148

Total loans past due 323 744

Relevant collateral or guarantees received *) 230 259

Fair value adjustment on loans past due 58 314

Impairments on loans measured at amortized cost 0 0

*) A total of NOK 94 million relates to exposure towards Icelandic banks as of December 31, 2013 and NOK 485 million as of December 31, 2012, and are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 230 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 78 percent of the amounts in default. The remaining 22 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million) Dec 31, 2013 Dec 31,2012

Trading portfolio 24,085 34,418

Repurchase receivable 0 5,078

Other securities at fair value through profit and loss 2,377 2,289

Total 26,462 41,785

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9. Property, equipment and investment property

(NOK million) Dec 31, 2013 Dec 31,2012

Buildings and land in own use 131 126

Investment property 73 70

Total buildings and land 204 196

Other fixed assets 9 11

Total fixed assets and investment property 213 207

10. Other assets

(NOK million) Dec 31, 2013 Dec 31,2012

Settlement account 108 Agreement 474 753

Cash collateral provided 2,927 5,445

Other 145 34

Total other assets 3,546 6,232

11. Bond debt

(NOK million) Dec 31, 2013 Dec 31,2012

Bond debt 84,954 135,221

Adjustment to fair value on debt (9,920) (23,765)

Accrued interest 809 1,087

Total borrowings through the issue of securities 75,843 112,543

12. Other liabilities

(NOK million) Dec 31, 2013 Dec 31,2012

Grants to mixed credits 47 339

Cash collateral received 4,450 7,699

Other short-term liabilities 110 95

Total other liabilities 4,607 8,133

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas.

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Income and expenses divided between segments

	Export lending		Municipal lending		Securities	
	The year		The year		The year	
(NOK million)	2013	2012	2013	2012	2013	2012
Net interest income [1]	**446**	**767**	**62**	**69**	**189**	**408**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	300	27	0	0	(42)	(17)
Income/expense allocated by volume [4]	(3)	60	(1)	6	(2)	30
Net other operating income	**297**	**87**	**(1)**	**6**	**(44)**	**13**
Total operating income	**743**	**854**	**61**	**75**	**145**	**421**
Total operating expenses	**88**	**103**	**6**	**4**	**71**	**37**
Pre-tax operating profit/(loss)	**655**	**751**	**55**	**71**	**74**	**384**
Taxes	182	211	15	20	21	108
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**473**	**540**	**40**	**51**	**53**	**276**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	The year	
(NOK million)	2013	2012
Export lending	473	540
Municipal lending	40	51
Securities	53	276
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**566**	**867**
Net unrealized gains/(losses) [1]	(7,354)	(25,813)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(276)	(26)
Realized gains/(losses) hedged by the Portfolio Hedge Agreement	0	26
Tax effect of the items above	2,214	(7,227)
Total comprehensive income	**(4,850)**	**(17,717)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

Fourth quarter report 2013 18

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14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guaran-tees issued [3]	Guaran-tees received [4]	Repo facility [5]	PHA [6]
Balance January 1, 2013	5,685	981	87	20,824	4,476	(142)
Change in the period	(952)	(668)	(15)	(4,201)	(4,476)	(153)
Balance December 31, 2013	**4,732**	**312**	**73**	**16,622**	**0**	**(295)**
Balance January 1, 2012	12,373	3,486	774	24,714	0	615
Change in the period	(6,688)	(2,505)	(687)	(3,890)	4,476	(757)
Balance December 31, 2012	**5,685**	**981**	**87**	**20,824**	**4,476**	**(142)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Non-committed Repo facility with DNB Bank ASA. Under this framework agreement, Eksportfinans can transact in an unlimited amount of eligible securities with DNB Bank ASA as the counterparty, but neither party is committed to do so. The Agreement has no expiration date. EUR 600 million has been drawn with a Repurchase Date of February 26, 2015, but with the option to terminate the drawn down tranche in whole on specified termination dates (weekly). The tranche was terminated on September 11, 2013.
6) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants in the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 2 billion to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2013. Eksportfinans has not utilized this credit facility.

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Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2013	2012	2013	2012
Securities [1]	(2)	(33)	(42)	(17)
Other financial instruments at fair value [5]	21	26	17	14
Net realized gains/(losses)	**19**	**(7)**	**(25)**	**(3)**
Loans and receivables [1) 6)]	277	89	385	209
Securities [1]	(45)	(69)	(73)	(71)
Commercial paper debt [1) 2) 3)]	0	0	0	(1)
Bond debt [1) 2) 3)]	(2,658)	(6,799)	(7,632)	(25,691)
Subordinated debt and capital contribution securities [1) 2) 3)]	(14)	(163)	(76)	(336)
Other financial instruments at fair value [1]	(1)	19	(7)	13
Net unrealized gains/(losses)	**(2,441)**	**(6,923)**	**(7,403)**	**(25,877)**
Financial derivatives related to the 108 Agreement [4]	(18)	(21)	49	64
Net realized and unrealized gains/(losses)	**(2,440)**	**(6,951)**	**(7,379)**	**(25,816)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 8,334 million as of December 31, 2013, compared to NOK 15,962 million as of December 31, 2012.
3) In 2013, Eksportfinans had an unrealized loss of NOK 7,708 million (loss of NOK 26,028 million in the same period of 2012) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.
5) Realized gains related to the Glitnir trial is included with 17 mill as of December 31, 2013.
6) Reversed previous unrealized loss related to the Glitnir trial, is included with a gain of NOK 264 mill as of December 31, 2013.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For 2013 and 2012, the company recorded NOK 3,144 million and NOK 4,876 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 4,365 million and NOK 4,482 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded negative NOK 34 million, and negative NOK 155 million, respectively, of interest income on economic hedging instruments and negative NOK 1,962 million and negative NOK 1,006 million, respectively, of interest expense on economic hedging instruments.

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16. Maturity analysis

Maturity analysis of financial liabilities
(including off-balance sheet items) based on contractual maturities at December 31, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	0	0	0	0	0
Non-structured bond debt	24	3,051	10,614	37,862	4,083
Structured bond debt	7,967	7,294	14,903	2,647	2,109
Commercial paper debt	0	0	0	0	0
Cash collateral	2,927	0	0	0	0
Subordinated loans	0	0	42	910	0
Capital contribution securities	0	0	0	0	0
Derivatives net settled	105	107	457	2,354	851
Derivatives gross settled (pay leg)	11,193	12,590	22,119	11,648	153
Financial guarantees (off-balance)	73	0	0	0	0
Loan commitments (off-balance)	0	200	5	0	0
Total	22,289	23,242	48,139	55,421	7,195
Derivatives gross settled (receive leg)	11,034	12,791	22,138	10,692	163
Derivative assets net settled	13	68	1,198	1,851	479
Derivative assets gross settled (pay leg)	9,732	3,823	9,884	15,017	4,987
Derivative assets gross settled (receive leg)	10,338	4,380	10,561	16,303	5,536

Maturity analysis of financial liabilities
(including off-balance sheet items) based on contractual maturities at December 31, 2012

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years
Deposits by credit institutions	4,476	0	0	0	0
Non-structured bond debt	34	1,559	25,311	47,345	4,648
Structured bond debt	14,071	20,542	20,815	5,795	2,375
Cash collateral	5,445	0	0	0	0
Subordinated loans	0	0	47	1,063	0
Capital contribution securities	0	476	0	0	0
Derivatives net settled	162	148	647	3,073	1,593
Derivatives gross settled (pay leg)	22,734	21,458	23,125	28,884	1,158
Financial guarantees (off-balance)	1,314	0	0	0	0
Loan commitments (off-balance)	0	202	5	5	0
Total	48,236	44,385	69,950	86,165	9,774
Derivatives gross settled (receive leg)	23,469	22,405	23,795	27,435	1,047
Derivative assets net settled	21	80	1,626	2,799	509
Derivative assets gross settled (pay leg)	2,072	7,825	9,929	10,527	4,545
Derivative assets gross settled (receive leg)	2,493	9,243	13,165	13,255	5,399

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The figures in the above table and in the additional disclosures regarding derivatives below the table include principal and interest payable (receivable) at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities. This implies that the structured bond debts with the corresponding derivatives matures earlier than what is expected based on market data as of the balance sheet date. See subsequent tables for maturity analysis based on expected maturities. For derivatives gross settled, pay leg represents the contractual cash flows to be paid by the company to the derivative counterparty while receive leg represents the contractual cash flows to be received from the derivative counterparty.

The company manages its liquidity risk, inter alia, by monitoring the difference between expected maturities of its assets and liabilities.

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2013

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	3,497	14	62	5,027	332	8,932
Loans and receivables due from customers	742	3,563	5,756	24,420	26,397	60,878
Securities	28	1,926	14,767	6,821	4,449	27,991
Derivatives net settled	13	68	1,195	2,236	1,435	4,947
Derivatives gross settled (pay leg)	(7,397)	(2,694)	(8,812)	(16,253)	(8,230)	(43,386)
Derivatives gross settled (receive leg)	7,584	3,119	9,332	17,702	9,317	47,053
Cash collateral	0	4,450	0	0	0	4,450
Total assets	4,466	10,446	22,301	39,954	33,699	110,865
Liabilities						
Deposits by credit institutions	0	0	0	0	0	(1)
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	24	3,051	10,614	37,862	4,083	55,633
Structured bond debt	658	234	7,256	7,326	22,046	37,520
Derivatives net settled	105	107	436	2,106	80	2,833
Derivatives gross settled (pay leg)	7,608	8,682	18,573	12,938	9,701	57,503
Derivatives gross settled (receive leg)	(7,386)	(8,474)	(18,086)	(11,919)	(11,048)	(56,914)
Cash collateral	0	2,927	0	0	0	2,927
Subordinated loans	0	0	42	910	0	952
Capital contribution securities	0	0	0	0	0	0
Total liabilities	1,009	6,527	18,834	49,223	24,861	100,454

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Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2012

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	Total
Assets						
Loans and receivables due from credit institutions	5,208	2,853	445	7,243	456	16,205
Loans and receivables due from customers	809	2,409	12,468	32,135	38,434	86,254
Securities	1,828	5,930	24,462	6,264	5,090	43,575
Derivatives net settled	21	80	1,627	2,964	585	5,277
Derivatives gross settled (pay leg)	(261)	(4,173)	(4,658)	(13,366)	(12,362)	(34,821)
Derivatives gross settled (receive leg)	355	4,560	5,894	16,870	16,033	43,712
Cash collateral	0	7,699	0	0	0	7,699
Total assets	7,960	19,359	40,237	52,110	48,236	167,902
Liabilities						
Deposits by credit institutions	4,476	0	0	0	0	4,476
Commercial paper debt	0	0	0	0	0	0
Non-structured bond debt	34	1,559	25,311	47,345	4,648	78,897
Structured bond debt	927	3,002	9,811	25,285	25,040	64,065
Derivatives net settled	162	148	645	3,074	1,591	5,619
Derivatives gross settled (pay leg)	14,322	11,626	20,180	41,800	9,292	97,220
Derivatives gross settled (receive leg)	(13,822)	(11,375)	(19,295)	(41,374)	(12,323)	(98,189)
Cash collateral	0	5,445	0	0	0	5,445
Subordinated loans	0	0	47	1,063	0	1,109
Capital contribution securities	0	476	0	0	0	476
Total liabilities	6,098	10,881	36,699	77,193	28,249	159,120

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

Fourth quarter report 2013 23

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17. Financial instruments subject to net settlements

All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now 'too high') can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit.

The following table presents the financial instruments subject to net settlements:

December 30, 2013

(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Not presented net: Financial instruments	Not presented net: Financial collateral	Net amount
Derivative assets	5,500	-	5,500	(789)	(2,770)	1,941
Derivative liabilities	(5,145)	-	(5,145)	1,560	2,217	(1,369)
Total assets / (liabilities)	**354**	**-**	**354**	**771**	**(554)**	**572**

December 31, 2012

(NOK million)	Financial instruments	Financial instruments that are set off	Financial instruments on the balance sheet	Not presented net: Financial instruments	Not presented net: Financial collateral	Net amount
Derivative assets	10,884	-	10,884	(2,845)	(5,830)	2,209
Derivative liabilities	(9,343)	-	(9,343)	1,648	4,829	(2,866)
Repo facility	(4,476)	-	(4,476)	-	4,476	-
Total assets / (liabilities)	**(2,935)**	**-**	**(2,935)**	**(1,197)**	**3,475**	**(657)**

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Unaudited

18. Fair value of financial instruments

18.1 Methodology

The fair values of financial instruments are determined either with reference to a price quoted in an active market for that instrument, or by using a valuation technique.

Prices quoted in active markets are prices readily and regularly available from exchanges, brokers (executable broker quotes), market makers and pricing vendors (actual trades), and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

An active market is one in which transactions, for the financial asset or financial liability being valued, occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A market is considered to be non-active when there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the financial asset or financial liability. Pricing transparency is affected by a number of different factors, such as type of financial instrument, whether the instrument is new to the market, characteristics specific to the transaction, and general market conditions.

The degree of judgment used in the measurement of fair value of financial instruments is generally higher with a lower level of pricing transparency, and vice versa. Financial instruments with quoted prices in active markets generally have higher transparency of prices, and less judgment is needed when determining fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower transparency of prices, and fair values are estimated through valuation models or other pricing techniques that require a higher degree of judgment.

The methodologies used for estimating the fair values using valuation models calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values using appropriate discount curves. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation techniques make maximum use of market inputs, and rely as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In certain cases, the valuation techniques incorporate unobservable inputs. See description of fair value measurement of each class of financial instruments below for extent of unobservable inputs used. The fair value measurement generally incorporates appropriate credit spreads obtained from the market.

For financial instruments a significant share of prices are obtained from the market. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the company primarily has financial instruments for which prices are quoted in active markets, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the fair value is calculated using valuation models or index proxies judged to be sufficiently close to the securities proxied. The company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications. In these instances, management’s judgment was that this third party information was a reasonable indication of the financial instrument’s fair value.

In general, the company goes through the following process to establish fair value for each financial instrument:

- First, the company seeks to identify current quoted prices in an active market for the financial instrument.

- If there are no current quoted prices, the company seeks to identify recent transactions for the same instrument.

- If there are no recently quoted prices for the same instrument, the company seeks to identify current or recently quoted prices or transactions for another instrument that is substantially the same.

- If there are no quoted prices for essentially equal instruments, the company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.

- In certain instances, it is necessary for the company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.

See below for a discussion on how fair value is established for each class of financial assets and liabilities:

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Loans due from credit institutions or customers:

The fair values of loans due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate market yield curves and credit spreads. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination.

For guaranteed loans, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). Most of Eksportfinans’ non-government guarantors are currently well rated (A- or above) Norwegian banks and international banks with solid financial position. There are three guarantors below A- rating. An increase in the credit risk of the debtor will, as a result of the guarantee, in most cases not lead to more than an insignificant increase of the combined credit risk. This is reflected in market rates so for example a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. Eksportfinans therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the company considers this as evidence of widening of spreads. Further, the company analyses the development of initial margins over time. This data shows that initial margins obtained for new guaranteed loans have not been functions of time, not even during the financially turbulent times in 2007-2009. Credit spreads for guaranteed loans given by the company, have consequently not increased with the significant general credit spread increase during the period. The spreads applied to fair value measurement of export loans are unobservable in the market. At year-end 2013 a spread widening of 1 basis point of the guaranteed loan portfolio will reduce its market value by approximately NOK 6 million (NOK 10 million as of year-end 2012) so a spread widening equal to the largest ones observed during a month will give unrealized losses of NOK 8 million. The spreads applied for fair value measurement of guaranteed export loans are in the range from -4 basis points to 204 basis points as of year-end 2013 (from -4 basis points to 258 basis points as of year-end 2012). As of year-end 2013 the guaranteed portfolio constitutes 62 percent of the lending portfolio (68 percent as of year-end 2012).

For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality. As of year-end 2013 a credit spread widening in the direct loan portfolio of one basis point would induce an unrealized loss to the company of NOK 1.0 million (NOK 4 million as per year-end 2012). As of year-end 2013 direct loans to banks account for 15 percent of the lending portfolio (14 percent as of end of 2012).

For the remaining municipal portfolio after the sale of former municipality lender company Kommunekreditt, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending. As of year-end 2013 a credit spread widening of one basis point in the municipal lending portfolio would induce an unrealized loss to the company of NOK 2 million (NOK 2 million as of end of 2012). Municipal related loans are 11 percent of the lending portfolio as of year-end 2013 (7 percent as of year-end 2012). For the combined total lending portfolio over the past two years credit spreads have changed 2 basis points per month in 95 percent of the time. As of year-end 2013 a spread widening of 2 basis points would give an estimated loss of NOK 20 million. As of the end of 2012 a 95 percent confidence interval was 6 basis points representing NOK 90 million. The guarantees received are embedded in the loan agreements, and not separately transferable.

Eksportfinans has entered into agreements with its Norwegian shareholder banks or unaffiliated banks active in financing Norwegian exports to purchase specific loans. The purchases of these loans are based on normal commercial terms, and the loans acquired are of the type extended by Eksportfinans in the normal course of its business. The Company places an initial deposit with the selling bank, which is used as consideration for the purchase of the relevant loans. Each loan purchased is supported by a guarantee provided by the selling bank. In consideration for the guarantee, the Company pays the selling bank a fee spread over the life of the loan by way of a swap transaction, under which the difference between the interest received on the loan and the interest receivable from

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the selling bank with respect to the deposit amount is paid to the selling bank. The net effect of these transactions is that Eksportfinans receives a specified, individually negotiated return comparable to that received on its other commercial loans. As of year-end 2013 these loans constitutes 12 percent of the lending portfolio (11 percent as of year-end 2012).

All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees.

Securities:

Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are index based models using publicly available market data as inputs, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.

The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Eksportfinans retrieved prices and credit spread quotes from nine different market makers and pricing vendors. Among the nine different quote providers, the major price provider (Bloomberg) covered 80 percent (62 percent as of December 31. 2012). Eksportfinans has established various controls to ensure the reasonableness of received quotes such as reconciling with other securities of similar currency, maturity, country or issuer and reconciling with actual trade data from Bloomberg. The Company also investigates large variations amongst different price providers. For all quoted prices the median quote was used.

For the remaining, 2 securities had such short time to expected maturity that par value was used. Par value was also used on 5 government related securities (all rated AAA and expected maturity in 2014). One instrument is priced by comparing it to a similar instrument (same country of risk, rating and time to expected maturity). Eksportfinans holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Financial derivatives:

Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by ISDA agreements with cash collateral annexes, and movement of cash collateral will offset credit spread changes. Non-performance risk is included in the fair value of the financial derivative portfolio assets and liabilities. Both Eksportfinans and the counterparty’s credit risk at the time of trade of a swap will be reflected in the initial terms and conditions. The company only enters into derivatives with highly rated counterparties. The Credit Support Annexes (CSAs) enables calls for collateral for both parties based on rating dependent parameters such as threshold and minimum independent amounts. The company’s valuation of swaps uses mid levels of interest rate curve bid-ask spreads.

Structured bond debt:

Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.

Eksportfinans’ structured issues currently consist of eight main structure types:

- The coupon is paid in a different currency than the currency for which the coupon is calculated and the bond might have Bermudan options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency model coupled with a Black and Scholes model in cases of several currencies.

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- The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of our issues). We use Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

- Fixed rate securities with Bermudan options. These are modeled using Black and Scholes framework.

- The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N- currency model.

- The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here we use a Hull-White model for the interest rate and if the issue contains more than one currency, we use the N-factor model.

- The coupon depends on the difference between two interest rates, for example ’2 year swap minus 10 year swap‘. This difference is multiplied with a factor, and both one and two currencies can be involved. For one- currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.

- The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional we use a quanto-model to factor in the currency effect.

- The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudan and contains only one currency. Eksportfinans price it using a Hull-White one-factor model.

Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are mostly valued using the company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull-White, as appropriate for the different types of structures. All models use observable market data. Market data such as volatilities, correlations, and spreads for constant maturity swaps are imported (unadjusted) directly from widely used data systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there are no day one profits calculated using Eksportfinans’ methodology. Which model and which structure setup are determined by the redemption structure, the number of FX, equities or indexes constituting the underlying and whether the coupon is accumulated or not as time passes.

The market data used is observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.

The fair values established using the valuation models above are further supported by two sources of information. The values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt.

Changes in credit spread are considered in the valuation of structured bond debt. There is a very limited market for trading in Eksportfinans’ structured debt. Since the multi-notch downgrade of Eksportfinans in November 2011 the company does not anticipate issuing new debt. Prior to the downgrade the most current issue spread for corresponding issues was used to value the structured bonds. After the downgrade there are no new issues of structured debt and instead the company uses spreads on unstructured debt for the outstanding structured issues. The basis point sensitivity of the structured bond portfolio is NOK 20 million so increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of structured bond debt by approximately NOK 200 million as of year-end 2013 (NOK 310 million as of year-end 2012). The spreads applied for fair value measurement of structured bonds are in the range from 200 basis points to 272 basis points as of year-end 2013 (from 171 basis points to 350 basis points as of year-end 2012).

Other bond debt:

Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are derived from current spreads on Eksportfinans’ USD benchmarks quoted by Bloomberg. Only spreads supported by actual trades close to period-end are used. Quoted spreads are also used for benchmark issues that are not quoted on Bloomberg. From the spread quotes obtained, a yield curve is derived by using an interpolation methodology. These are similar instruments, and the quoted prices cover the range of maturities in the benchmark debt portfolio.

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In order to assess the reasonableness of the quotes used, spreads are also benchmarked against broker quotes obtained from four different dealers in Eksportfinans’ benchmark program.

Subordinated debt:

Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from market participants. The credit spreads are obtained from the arranger banks for the capital contribution securities. For the subordinated debt we use the same credit spreads as quoted for our traded unstructured debt of same maturity and currency. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve. The company considers the spread and price quotes obtained as unobservable input to the valuation. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of subordinated debt as of year-end 2013 by approximately NOK 1.8 million. The spread applied for fair value measurement of the subordinated debt is 244 basis points as of year-end 2013, resulting in a price of 103.80.

18.2 Fair value hierarchy

IFRS 13 specifies a hierarchy of fair value measurements based on whether the inputs used to measure the fair values are observable or unobservable. Observable inputs reflect market data obtained from independent sources that is visible to other parties in the market; unobservable inputs reflect the company’s market assumptions, specific methodologies and model choices. These two types of input have created a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:

Fair value measurements using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:

Fair value measurements using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) are classified as level 2.

Level 3:

Securities with inputs that are both significant to fair value and unobservable.

This hierarchy requires the use of observable market data when available. The company considers relevant and observable market prices in its valuations where possible.

The assessments of which level each transaction falls into is a dynamic process.

Loans and receivables that do not trade frequently or in sufficient volumes to be classified in level 1 but where nothing but observable market data (such as interest rate levels and published spread indices) and well known discounting methods are used are classified as level 2. Loans and receivables where credit spreads at a reporting date is a function of initial over the counter negotiated spreads and subjective adjustments to input such as rating changes are classified as level 3. Short term deposits are classified as level 1.

Securities consist of bonds in our liquidity portfolios which are classified as level 2 as they are valued using index mappings or adjusted market prices such as the median of several quotes not necessarily public obtainable.

Financial derivatives are either normal interest rate- or currency swaps classified in level 2 as standard discounting of observable inputs is used in the valuation, or structured swaps classified as level 3 where unobservable inputs such as correlations and volatilities are used in model valuations.

The below tables set forth Eksportfinans trading assets and liabilities and other financial assets and liabilities accounted for at fair value under the fair value option. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Other assets are collateral paid to swap counterparties and are classified as level 2.

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18.3 Financial assets measured at fair value through profit or loss

December 31, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	2,768	14,250	476	17,495
Loans due from customers	0	2,810	22,580	25,390
Securities	0	26,462	0	26,462
Financial derivatives	0	4,072	1,428	5,500
Other assets	0	2,927	0	2,927
Total fair value	2,768	50,522	24,483	77,774

December 31, 2012

(NOK million)	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	912	24,688	526	26,125
Loans due from customers	0	3,665	39,373	43,038
Securities	0	41,785	0	41,785
Financial derivatives	0	6,342	4,542	10,884
Other assets	0	5,445	0	5,445
Total fair value	912	81,925	44,440	127,277

18.4 Financial liabilities measured at fair value through profit or loss

Deposits and commercial paper are valued using public market data and standard discounted cash flow techniques and hence classified as level 2. Unstructured bond debt such as benchmark issues are valued through a combination of discounting cash flows and using quoted credit spreads for similar securities and thus classified as level 2. Structured bond debt use unobservable inputs and model valuation and is classified as level 3. Financial derivatives on the liability side are both level 2 and 3, see discussion above for financial derivative assets. Other liabilities are specified in note 12 and are valued using discounting techniques and observable market data. Subordinated debt and capital contribution services are valued using discounted cash flow methods but with credit spread adjustments obtained from arranger banks only. These are indicative spreads and not publicly available hence the valuation technique uses unobservable inputs.

December 31, 2013

(NOK million)	Level 1	Level 2	Level 3	Total
Deposits by credit institutions	0	(1)	0	(1)
Unstructured bond debt	0	27,762	0	27,762
Structured bond debt	0	0	25,502	25,502
Financial derivatives	0	2,937	2,208	5,145
Other liabilities	0	4,455	0	4,455
Subordinated debt	0	0	902	902
Total fair value	0	35,153	28,612	63,765

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December 31, 2012

(NOK million)	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	40,599	0	40,599
Structured bond debt	0	0	42,275	42,275
Financial derivatives	0	4,216	5,127	9,343
Other liabilities	0	7,975	0	7,975
Subordinated debt	0	0	990	990
Capital contribution securities	0	0	450	450
Total fair value	0	52,790	48,842	101,633

Movement of level 3 financial assets from January 1, 2013 to December 31, 2013

(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	526	39,373	4,542	44,440
Total gains or losses *)	30	1,100	(1,206)	(76)
Issues	0	0	0	0
Settlements	(79)	(17,893)	(1,908)	(19,881)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance	476	22,580	1,428	24,483
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	30	1,100	(527)	603

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial assets from January 1, 2012 to December 31, 2012

(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	1,335	56,421	6,258	64,014
Total gains or losses *)	(14)	(1,021)	204	(831)
Issues	0	2,693	0	2,693
Settlements	(795)	(18,720)	(1,920)	(21,436)
Transfers into level 3	0	0	0	0
Transfers out of level 3	0	0	0	0
Closing balance	526	39,373	4,542	44,440
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(14)	(1,021)	794	(241)

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

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Movement of level 3 financial liabilities from January 1, 2013 to December 31, 2013

(NOK million)	Bond debt	Financial derivatives	Sub-ordinated debt	Capital contri-bution securities	Total
Opening balance	42,275	5,127	990	450	48,842
Total gains or losses *) **)	11,879	(1,537)	(89)	0	10,253
Issues	0	0	0	0	0
Settlements	(28,652)	(1,381)	0	(450)	(30,483)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0
Closing balance	25,502	2,208	902	0	28,612
Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	6,741	(859)	(89)	0	5,793

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

Movement of level 3 financial liabilities from January 1, 2012 to December 31, 2012

(NOK million)	Bond debt	Financial derivatives	Sub-ordinated debt	Capital contri-bution securities	Total
Opening balance	54,053	11,231	1,039	348	66,671
Total gains or losses *) **)	28,441	(3,369)	(49)	102	25,125
Issues	0	0	0	0	0
Settlements	(40,219)	(2,735)	0	0	(42,954)
Transfers into level 3	0	0	0	0	0
Transfers out of level 3	0	0	0	0	0
Closing balance	42,275	5,127	990	450	48,842
Total gains or losses *) **) for the period in profit or loss for liabilities outstanding at the end of the reporting period	13,975	(2,773)	(49)	102	11,255

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
**) For liabilities, positive figures are represented as losses and negative figures are represented as gains.

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18.5 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Dec 31, 2013		Dec 31, 2012	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value
Assets				
Loans due from credit institutions	17,684	17,704	26,370	26,410
Loans due from customers	50,959	47,363	77,238	71,879
Securities	26,462	26,462	36,707	36,707
Repurchase receivable	0	0	5,078	5,078
Financial derivatives	5,500	5,500	10,884	10,884
Other assets	3,546	3,546	6,232	6,232
Liabilities				
Deposits by credit institutions	0	0	4,476	4,476
Commercial paper debt	0	0	0	0
Non-structured bond debt	51,530	51,530	72,160	72,160
Structured bond debt	27,004	24,313	44,609	40,383
Financial derivatives	5,145	5,145	9,343	9,343
Other liabilities	4,613	4,607	8,145	8,133
Subordinated debt	902	902	990	990
Capital contribution securities	0	0	450	450

19. Contingencies

The contingencies are:

a) Because of the bankruptcy of Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the Lehman Brothers legal entities. A final settlement was reached with one of the entities in 2011, and for the second entity in third quarter 2012. The final settlement amount to these two entities has been paid. The third Lehman Brothers entity has, to date, not contested the original valuation.

b) On December 12, 2012, Eksportfinans received a complaint filed by Silver Point Capital Fund LP and Silver Point Capital Offshore Master Fund LP (Silver Point) with the Tokyo District Court. Silver Point is an investor in Eksportfinans Japanese Samurai bonds and has previously threatened (as stated in press releases dated December 19, 2011 and November 7, 2012) to declare default under these bonds. The plaintiff is demanding a partial payment in the amount of JPY 9.6 billion (approximately NOK 553 million at exchange rates applicable at December 31, 2013) (together with 6 percent interest thereon from December 13, 2011) as part of their entire claim of JPY 9.7 billion (approximately NOK 633 million including interest at exchange rates applicable at December 31, 2013). The due dates of these Samurai bonds are June 16, 2015 and July 28, 2016. Silver Point claims that the bonds became due and payable when they sent a default notice to Mizuho Corporate Bank as fiscal agent on December 12, 2011. Eksportfinans will, as previously stated in press releases on December 19, 2011 and November 7, 2012, vigorously resist this action on the basis that there is no default, and the company is therefore of the opinion that this complaint will not prevail. This opinion is supported by analysis from external counsel. Eksportfinans has therefore also concluded that such complaint does not constitute a cross default under Eksportfinans' other financial obligations. In a court meeting on 29. November 2013 the preceding judge closed the hearings and set the judgment date to 28. March, 2014.

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20. Events after the balance sheet date

There are no events after the balance sheet date.

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